SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

NOAH EDUCATION HOLDINGS LTD.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

65487R303
(CUSIP Number)

January 25, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65487R303

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	2,761,849 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	2,761,849 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,761,849 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	7.5% (2)

12) Type of Reporting Person	HC/CO

(1) Includes 2,532,066 ordinary shares and 229,783 ordinary shares underlying American depositary shares. Excludes the ordinary shares underlying warrants beneficially owned by the Reporting Person in the amount of $7,500,000 that are not currently exercisable or exercisable within the next sixty days.

(2) Based on 36,720,976 ordinary shares outstanding as of October 18, 2007, as reported in the prospectus filed by the issuer on October 19, 2007.

CUSIP No.	65487R303

1) Name of Reporting Person	LBCCA Holdings I LLC

S.S. or I.R.S. Identification No. of Above Person	13-3996593

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	2,761,849 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	2,761,849 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,761,849 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	7.5% (2)

12) Type of Reporting Person	OO

(1) Includes Includes 2,532,066 ordinary shares and 229,783 ordinary shares underlying American depositary shares. Excludes the ordinary shares underlying warrants beneficially owned by the Reporting Person in the amount of $7,500,000 that are not currently exercisable or exercisable within the next sixty days.

(2) Based on 36,720,976 ordinary shares outstanding as of October 18, 2007, as reported in the prospectus filed by the issuer on October 19, 2007.

CUSIP No.	65487R303

1) Name of Reporting Person	LBCCA Holdings II LLC

S.S. or I.R.S. Identification No. of Above Person	13-3996596

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	2,761,849 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	2,761,849 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,761,849 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	7.5% (2)

12) Type of Reporting Person	OO

(1) Includes 2,532,066 ordinary shares and 229,783 ordinary shares underlying American depositary shares. Excludes the ordinary shares underlying warrants beneficially owned by the Reporting Person in the amount of $7,500,000 that are not currently exercisable or exercisable within the next sixty days.

(2) Based on 36,720,976 ordinary shares outstanding as of October 18, 2007, as reported in the prospectus filed by the issuer on October 19, 2007.

CUSIP No.	65487R303

1) Name of Reporting Person	Lehman Brothers Commercial Corporation Asia Limited

S.S. or I.R.S. Identification No. of Above Person	52-2038764

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	2,761,849 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	2,761,849 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,761,849 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	7.5% (2)

12) Type of Reporting Person	CO

(1) Includes 2,532,066 ordinary shares and 229,783 ordinary shares underlying American depositary shares. Excludes the ordinary shares underlying warrants beneficially owned by the Reporting Person in the amount of $7,500,000 that are not currently exercisable or exercisable within the next sixty days.

(2) Based on 36,720,976 ordinary shares outstanding as of October 18, 2007, as reported in the prospectus filed by the issuer on October 19, 2007.

Item 1(a).	Name of Issuer:

Noah Education Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10th Floor B Building
Futian Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong Province, People’s Republic of China

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
LBCCA Holdings I LLC
LBCCA Holdings II LLC
Lehman Brothers Commercial Corporation Asia Limited

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

LBCCA Holdings I LLC
745 Seventh Avenue
New York, New York 10019

LBCCA Holdings II LLC
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Commercial Corporation Asia Limited
25/F-26/F; Unit 2706-2714 of 27/F
Two International Finance Tower
8 Finance Street, Central
Hong Kong

Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

LBCCA Holdings I LLC (“LBCCA I”) is a limited liability company organized under the laws of the State of Delaware.

LBCCA Holdings II LLC (“LBCCA II”) is a limited liability company organized under the laws of the State of Delaware.

Lehman Brothers Commercial Corporation Asia Limited (“LBCC”) is a corporation organized under the laws of Hong Kong.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

65487R303

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LBCC is the actual owner of all the ordinary shares (including the ordinary shares underlying the American depositary shares) and the warrants reported herein. LBCCA I and LBCCA II each have fifty percent ownership of LBCC. LBCCA I and LBCCA II are each wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings, LBCCA I and LBCCA II may be deemed to be the beneficial owners of the ordinary shares and warrants owned by LBCC.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LBCCA HOLDINGS I LLC

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LBCCA HOLDINGS II LLC

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

Lehman Brothers Commercial Corporation Asia Limited

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo

Title: Authorized Signatory

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 4, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LBCCA HOLDINGS I LLC

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LBCCA HOLDINGS II LLC

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

Lehman Brothers Commercial Corporation Asia Limited

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory